FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 ofthe
Securities Exchange Act of 1934

September 22, 2003

Super-Sol Ltd.
(Translation of Registrant’s Name into English)

30 Shmotkin Benyamin Street
Rishon Lezion, 75363 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference, as filled with the Israeli Securities Authority, Israeli Companies Registrar and Tel-Aviv Stock Exchange, are the following document:

The Registrant’s Immediate Report, dated September 21, 2003, in respect of a cancellation of an immediate report announcing an appointment of Senior Officer position.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Super-Sol Ltd. (Registrant) BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. Dated: September 22, 2003

September 21, 2003

Companies Registrar	Securities Authority	Tel Aviv Stock Exchange
P.O. Box 767	P.O. Box 7450	54 Echad Ha'am Street
Jerusalem 91007	Jerusalem 91073	Tel-Aviv
(Registered Mail)	(Registered Mail +Fax)	(Registered Mail +Fax)

Dear Sir, Madam,

Corporation Name: Super-Sol Ltd.

orporation Number with Companies Registrar: 52-002273-2

Re: Immediate Report

We hereby notify that an immediate report regarding an appointment of a Senior position, published on August 11, 2003, in respect of appointment of Mr. Amir Porat as an Executive Vice President – Business Development, is void.

The appointment of Mr Amir Porat’s position mentioned, was not implemented, for then not valid.

Yours Sincerely, BY: /S/ Linda Shafir —————————————— Linda Shafir, Adv. General Counsel And Company Secretary